Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WebTez, Inc.
1673 Donlon St, Suite 202
Ventura, CA 93003
https://www.modvans.com/

Up to $1,069,994.45 in Class B Non-Voting Common Stock at $5.95
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: WebTez, Inc.
Address: 1673 Donlon St, Suite 202, Ventura, CA 93003
State of Incorporation: GA
Date Incorporated: February 15, 2012

Terms:

Equity

Offering Minimum: $9,996.00 | 1,680 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,069,994.45 | 179,831 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $5.95
Minimum Investment Amount (per investor): $101.15

The Company and its Business

Company Overview

ModVans is a Recreational Vehicle (RV) manufacturer based in Ventura, CA. Our focus is on the fastest growing RV segment, Class B RVs. ModVans is an RVIA member and is listed in JD Power's NADA Guides. Our model CV1 camper van is a mass production, multi purpose "soccer mom" compatible RV with good MPG, easy driving, safe and comfortable 2nd row seats with sleek styling for mass market appeal. Our goal is to acquire a percentage of minivan, SUV and pickup truck sales, currently worth over $900 billion/year in the US.

Competitors and Industry

Our biggest direct competitors are Sportsmobile and Colorado Camper Vans. Both companies charge more for fewer features (based on public web site data), have long waiting lists (based on ModVans survey) and, in our opinion, use inferior materials, designs and manufacturing techniques. Most of our initial customers initially contacted both of these companies and ultimately selected ModVans. We believe, the ModVans CV1 is smaller, lighter, easier to drive, more versatile and much less expensive than traditional Class B RVs such as those made by Airstream and Winnebago.

Current Stage and Roadmap

ModVans completed the prototype of its model CV1 camper van in July of 2017. In July of 2018, ModVans established product/market fit by selling over $2.4 million worth of CV1 RVs in 11 months with no money spent on marketing. In June of 2018, ModVans started customer deliveries of production model CV1. In July of 2018, ModVans became cash flow positive. ModVans is currently producing 1-2 CV1s per month.

The Team

Officers and Directors

Name: Peter J. Tezza II

Peter J. Tezza II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and CEO
  Dates of Service: February 15, 2012 - Present
  Responsibilities: CEO

- **Position:** Director
  Dates of Service: February 15, 2012 - Present
  Responsibilities: Director

- **Position:** President
  Dates of Service: February 15, 2012 - Present
  Responsibilities: President

Other business experience in the past three years:

- **Employer:** Find My Path
  Title: CTO
  Dates of Service: January 01, 2015 - June 01, 2017
  Responsibilities: CTO

Other business experience in the past three years:

- **Employer:** Jibebuy
  Title: CEO
  Dates of Service: January 01, 2013 - January 06, 2017
  Responsibilities: CEO

Other business experience in the past three years:

- **Employer:** Tripwire
  Title: Engineering Manager / Consultant
  Dates of Service: January 01, 2009 - June 01, 2016
  Responsibilities: Engineering Manager / Consultant

Name: Laura L. Tezza

Laura L. Tezza's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and Director of Operations
  Dates of Service: October 13, 2017 - Present
  Responsibilities: Director of Operations

- **Position:** Director
  Dates of Service: October 13, 2018 - Present
  Responsibilities: Director

- **Position:** CFO
  Dates of Service: October 13, 2018 - Present
  Responsibilities: CFO

- **Position:** Secretary
  Dates of Service: October 13, 2018 - Present
  Responsibilities: Secretary

Other business experience in the past three years:

- **Employer:** KMJ Accounting Services
  Title: Associate
  Dates of Service: January 01, 2017 - October 13, 2017
  Responsibilities: Accounting for KMJ clients

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non Voting shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each

investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the RV industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

All of the Class A Voting Common Stock is held by Peter Tezza and Laura Tezza. The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history. If you are investing in this company, it's because you think that ModVans model CV1 is a good idea, that the team will be able to successfully market and sell the product, that we can price the product accurately and sell and deliver enough units that the Company will succeed. The company just began producing 2 RVs a month in October 2018, the company has recognized revenue without delivering RVs, inability to fulfill orders for pre-sold RVs could result in negative publicity, the company has outstanding debt liabilities such as the loan from Newtek and expects to incur significant increases in expenses as it ramps up operations.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Risks associated with manufactured products

The Company manufactures recreational vehicle products that have the potential to be involved in injuries or deaths. Liabilities beyond our insurance coverage could materially and adversely impact the value of your investment. Loss of insurance coverage for manufactured products or prohibitively expensive insurance coverage for manufactured products could materially and adversely impact the value of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right. Investor funds will be returned if the target amount is not reached by the offering deadline.

Liquidation Events

In the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our ability to sell our product is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is dependent on outside government regulation such as the DOT and FMVSS and other relevant government laws and regulations. The laws and regulations concerning the selling of our product maybe be subject to change and, if they do, the selling of product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product therefore your investment in the Company may be affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
P.J. Tezza	1,564,000	Class a voting common stock	97.75
Laura L. Tezza	36,000	Class a voting common stock	2.25

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 179,831 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 1,600,000 with a total of 1,600,000 outstanding.

Voting Rights

Each outstanding share of Class A Voting Common Stock shall be entitled to one vote on each matter voted on at the shareholders' meetings.

Material Rights

Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

Class B Non-Voting Common Stock

The amount of security authorized is 900,000 with a total of 500,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Except as otherwise required by law, each outstanding share of Class A Voting Common Stock Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the

Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $400,000.00
  Number of Securities Sold: 1,600,000
  Use of proceeds: This money was used to purchase equipment, for working capital and for cost of goods sold.
  Date: October 15, 2018
  Offering exemption relied upon: Rule 701

- **Name:** Class B Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 500,000
  Use of proceeds: Incentive Pool for Directors, Advisers, Officers and Key Employees (Authorized but not Issued)
  Date: October 15, 2018
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
WebTez, Inc. was started in 2012. From 2012 to 2017, WebTez's primary business was consulting and webhosting. In June of 2017, the WebTez directors decided to explore a potential market opportunity in RV manufacturing. A new business plan was developed, the name ModVans was selected and a website was built under the name www.modvans.com . In October of 2017, WebTez began soliciting customers for its ModVans, RVs. By November or 2017, 0ver $500,000 worth of RVs had been preordered, demonstrating the market potential, so the WebTez directors decided to fully support the ModVans business plan.

Historical results and cash flows:
ModVans sales of apx. $2.5 million/year are currently limited by production capacity.

The Company plans to sell $1 to $2 million of equity via Regulation Crowdfunding so that production capacity can be expanded to 10 RV's per month, representing sales of apx. $10 million/year. Once the capital is funded, the Company believes it will take approximately 12 months to complete the production capacity expansion. Over the same period, the Company anticipates a sharp decline in consulting and webhosting revenue as the completion of the transition from consulting and webhosting to RV manufacturing.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
ModVans has apx. $100,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The Company plans to sell $1 to $2 million of equity via Regulation Crowdfunding so that production capacity can be expanded to 10 RV's per month.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
ModVans is currently cash flow positive. The funds from this campaign are not necessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
The funds from this campaign are not necessary to the operation of the company.

How long will you be able to operate the company if you raise your maximum funding goal?
The funds from this campaign are not necessary to the operation of the company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
ModVans does not have any firm plans to raise additional capital or take on additional debt at this time.

Indebtedness

- **Creditor:** Newtek
  Amount Owed: $280,000.00
  Interest Rate: 8.0%

Maturity Date: November 22, 2027

- **Creditor:** Peter J. Tezza II
  Amount Owed: $76,652.26
  Interest Rate: 0.0%
  Maturity Date: January 01, 2027

Related Party Transactions

- **Name of Entity:** Peter J. Tezza II
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan from shareholder for $76,652.26
  Material Terms: No interest or maturity date

Valuation

Pre-Money Valuation: $12,495,000.00

Valuation Details: We set our valuation at 5 X our first year revenue of $2,400,000. Here are some comparable companies on StartEngine. Atlis Motor Vehicles: Pre-prototype (traction based on free reservations) with a valuation of $3,900,000. Cityfreighter: Pre-prototype with $5,000,000 valuation. xCraft $590,000 revenue, cash flow negative, $1,160,000 liabilities and a valuation of $6,000,000. Golfboard $3,240,000 revenue, cash flow negative, $3,300,000 liabilities and a valuation of $8,000,000. Then GeoOrbital with $1,800,000 sales, early customer deliveries and $10,000,000 valuation. Our closest comparable is GeoOrbital. According to campaign documents, they had 1 year sales of $1.8M, gross profit margin of 24% and TAM of $15M. This compares with ModVans sales of $2.4M, gross profit margin of 33% and TAM of $900B.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  50.0%
  Design and build molds for interior wall panels to speed up interior finishing.

- *Operations*
  44.0%
  Purchase chassis and parts for pre-sold RVs.

If we raise the over allotment amount of $1,069,994.45, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  5.0%
  Design and build molds for interior wall panels to speed up interior finishing.

- *Operations*
  89.0%
  Increase production capacity from 2 RVs/month to 10RVs/month by adding 3-4 assembly teams. Purchase chassis and parts for pre-sold RVs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.modvans.com/ (https://www.modvans.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/modvans

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WebTez, Inc.

[See attached]



Ratliff

Ratliff & Associates
Certified Public Accountants

Beverly K. Ratliff, CPA
Peggy L. Cowan, CPA

To Management
WebTez, Inc.
Kennesaw, GA

We have reviewed the accompanying financial statements of WebTez, Inc. (an S Corporation), which comprise of the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements, as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Beverly K. Ratliff
Firm's Signature

Kennesaw, GA
City, State

10/29/18
Date

Ratliff & Associates CPA's P.C.
1275 Shiloh Road, Suite 2140 • Kennesaw, GA 30144 • 770-951-1040 • Fax 678-238-5606

WEBTEZ INC
Balance Sheet
As of December 31, 2017 and 2016

Assets

	2017	2016
Current Assets		
Checking:	$ 392,773.01	$ 198.40
Accounts Receivable: Trade	427,430.20	23,907.12
Total Current Assets	820,203.21	24,105.52
Property and Equipment		
Automobiles	43,723.00	43,723.00
Equipment	21,791.64	0.00
Less Accumulated Depreciation	(18,203.95)	(5,101.02)
Net Property and Equipment	47,310.69	38,621.98
Non Current Assets		
Loan Fees	10,939.00	0.00
Accumulated Amortization	(591.16)	0.00
Total Non Current Assets	10,347.84	0.00
Total Assets	$ 877,861.74	$ 62,727.50

Liabilities and Stockholders' Equity

	2017	2016
Current Liabilities		
Due to Shareholders	$ 76,652.26	$ 0.00
Total Current Liabilities	76,652.26	0.00
Long-Term Liabilities		
SBA Loan	280,490.00	0.00
Total Long-Term Liabilities	280,490.00	0.00
Total Liabilities	357,142.26	0.00
Stockholders' Equity		
Capital Stock	1,000.00	1,000.00
Retained Earnings	519,719.48	61,727.50
Total Stockholders' Equity	520,719.48	62,727.50
Total Liabilities and Stockholders' Equity	$ 877,861.74	$ 62,727.50

See Accompanying notes and Accountants' Report

WEBTEZ INC
Statement of Income and Retained Earnings
For the years ended December 31, 2017 and 2016

	2017	2016
Sales		
Sales - Service	$ 9,387.07	$ 80,169.02
Sales	631,992.76	17,527.77
Other Income	0.00	3,450.00
Total Sales	641,379.83	101,146.79
Cost of Goods Sold		
Purchases	82,393.03	2,399.42
App Service	142.01	347.05
Total Cost of Goods Sold	82,535.04	2,746.47
Gross Profit	558,844.79	98,400.32
Operating Expenses		
Sub-Contractors	2,100.00	0.00
Advertising	1,415.27	0.00
Amortization	591.16	0.00
Auto Expense	2,287.95	0.00
Bank Service Charges	357.63	120.00
Commissions & Fees	0.00	1,031.27
Computer/Internet	653.49	217.32
Contracted Labor	296.75	0.00
Depreciation Expense	13,102.93	5,101.02
Domains	191.00	153.00
Dues & Subscriptions	8,175.65	0.00
Insurance	7,998.69	0.00
Insurance - Workers Comp	2,354.48	0.00
Interest Expense	490.00	0.00
Miscellaneous	1,000.00	3,877.26
Office Expense	8,000.15	798.20
Other General & Administrative Expenses	7,446.92	13,063.98
Professional Fees	3,081.46	1,736.49
Repairs and Maintenance	45.20	340.78
Rent	2,013.80	0.00
Salaries: General	19,886.62	0.00
Shipping & Delivery Expense	239.85	0.00
Taxes & Licenses	9,179.74	898.00
Telephone	2,472.48	910.41
Tools & Equipment	5,554.04	0.00

See Accompanying Notes and Accountants' Report


WEBTEZ INC
Statement of Income and Retained Earnings
For the years ended December 31, 2017 and 2016


	2017	2016
Travel Expenses	0.00	414.94
Meals & Entertainment	99.68	1,543.40
Utilities	1,822.23	288.00
Total Operating Expenses	100,857.17	30,494.07
Operating Income (Loss)	457,987.62	67,906.25
Other Income (Expenses)		
Interest Income	4.36	0.00
Total Other Income (Expenses)	4.36	0.00
Net Income (Loss) Before Taxes	457,991.98	67,906.25
Net Income (Loss)	$ 457,991.98	$ 67,906.25
Beginning Retained Earnings	61,727.50	12,038.00
Less Dividends Paid	0.00	(18,216.75)
Ending Retained Earnings	$ 519,719.48	$ 61,727.50

WEBTEZ INC
Statement of Cash Flows
For the 12 Months Ended December 31, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities		
Net Income (Loss)	$ 457,991.98	$ 67,906.25
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and Amortization	13,694.09	5,101.02
Losses (Gains) on Sales of Fixed Assets	0.00	0.00
Decrease (Increase) in Operating Assets:		
Accounts Receivable	(403,523.08)	(13,707.12)
Increase (Decrease) in Operating Liabilities:		
Other	76,652.26	0.00
Total Adjustments	(313,176.73)	(8,606.10)
Net Cash Provided By (Used In) Operating Activities	144,815.25	59,300.15
Cash Flows from Investing Activities		
Capital Expenditures	(32,730.64)	(43,723.00)
Net Cash Provided By (Used In) Investing Activities	(32,730.64)	(43,723.00)
Cash Flows from Financing Activities		
Notes Payable Borrowings	280,490.00	0.00
Dividends Paid	0.00	(18,216.75)
Net Cash Provided By (Used In) Financing Activities	280,490.00	(18,216.75)
Net Increase (Decrease) In Cash and Cash Equivalents	392,574.61	(2,639.60)
Beginning Cash and Cash Equivalents	198.40	2,838.00
Ending Cash and Cash Equivalents	$ 392,773.01	$ 198.40

WEBTEZ, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 & 2016

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

WebTez, Inc. was started in 2012. From 2012 to 2017, WebTez's primary business was consulting and webhosting. In June of 2017, the WebTez directors decided to explore a potential market opportunity in RV manufacturing. A new business plan was developed, the name ModVans was selected and a website was built under the name www.modvans.com . In October of 2017, WebTez began soliciting customers for its ModVans, RVs. By November or 2017, 0ver $500,000 worth of RVs had been preordered, demonstrating the market potential, so the WebTez directors decided to fully support the ModVans business plan.

Revenue Recognition

Revenue is recognized when a orders are placed. For ModVans, revenue is recognized when a signed contract and a deposit is received.

Use of Estimates

 Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities the disclosure of contingent assets and liabilities and the reported revenues and expenses . Actual results could differ from these estimates

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three month or less and amounts receivable from credit card companies to be cash equivalents. Credit card receivables are short term, highly liquid in nature, and typically convert to cash within three days of the sales trancsaction.

Bad Debts

The company's customers have been long-term customers and collections have never been an issue. Therefore, no allowance for bad debt have been include in the financial statements. Since the beginning of ModVans, the Company does not deliver RVs to customers without payment in full. Therefore, the Company does not anticipate significant issues with collections.

Inventory

The Company has no inventory. In 2017 ModVans was in research and development mode. The Company had not yet started customer deliveries and therefore had no inventory.

Income Tax

The Company with the consent of its shareholders, has elected under the Internal Revenue Code to be an S-corporation. In lieu of corporation income taxes, the shareholders of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

Depreciation

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives.

	Years
Software	3 Years
Auto & Trucks	5 Years
Computer Equipment	5 Years
Machinery & Equipment	7 Years
Furniture & Fixtures	7 Years

For federal income tax purposes, depreciation is computed using the the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Amortization

The loan costs are amortized over 10 years, the life of the loan.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2017 and 2016, were $1,415.27 and $0 respectivly.

NOTE B – RELATED PARTY TRANSACTIONS

The Company has a loan from its shareholder that occurred in 2017. The loan has no interest charged on the loan at this time. The balance on the loan on December 31, 2017 was $76,652.26

NOTE C – STOCKHOLDER'S EQUITY

There are 1,000 shares of common stock issued at a par value of $1.00 per share. There have been no changes in the shareholder's equity since its inception.

NOTE D – DEBT

The company signed a long-term loan with Newtek on November 21, 2017 and matures in 10 years. The loan is a Small Business Administration guaranteed loan. The loan has a fluctuating rate calculated on the Prime Rate (as posted in the Wall Street Journal as of the first business day of the month in which SBA receives the application) plus 2.75%. The rate will be adjusted on a quarterly basis on the first day of each calendar quarter, beginning the first calendar quarter following the loan closing.

The following is a summary of principal maturities of long-term debt during the next five years.

2018	$19,725

2019	$21,863
2020	$23,278
2021	$24,899
2022	$26,633

NOTE E - LEASES

The Company has a lease for its office space. The lease is a three-year lease with 3 consecutive options for 3 additional years each which is required by SBA. The base rent will increase by 4% each year in October.

The following is a schedule of future minimum payments required for the first 3 years.

2018	$24,165.60
2019	$25,132.22
2020	$26,134.51

NOTE F – MODVANS FUTURE PLANS

Modvans sales are currently limited by production capacity. The Company plans to sell $1 to $2 million of equity via Regulation Crowdfunding so that production capacity can be expanded to 10 RV's per month. Once the capital is funded, the Company believes it will take approximately 12 months to complete the production capacity expansion. Over the same period, the Company anticipates a sharp decline in consulting and webhosting revenue as the completion of the transition from consulting and webhosting to RV manufacturing. WebTez, Inc. has an official d/b/a ModVans filed in Ventura County, CA.

Beginning January 1, 2018, Webtez, Inc. has submitted the forms to change its IRS classification from and S-corporation to a C-corporation due to the requirements for the Regulation Crowdfunding equity sale.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]









This offering is not live or open to the public at this moment.

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ModVans

Modern & modular camper vans

Small OPO · Ventura, CA
Transportation
US Investors Only

Overview Team Terms Updates Comments Share

Modern, Modular and Affordable Camper Vans.

Invest in ModVans

The ModVans CV1 is the superhero of campervans, hauling kids to and from soccer practice by day and road tripping by night. It's a cargo van for work during the week and a living space for play on weekends. It's an adventure van that doubles as a daily driver.

Originally built to meet the needs and tastes of our founders, Laurie and PJ Tezza, **the prototype CV1 quickly caught the attention of countless autobuyers eager for an alternative to stale RV designs.**

During our first 12 months in business, **ModVans has sold over $2.4 million worth of CV1s and achieved positive cashflow with virtually no money spent on marketing or sales.** That's 100% organic growth! ModVans achieved RVIA certification this past February, and customer deliveries began in June.

The demand for ModVans far exceeds our present ability to produce them, which is why we are seeking funding now. We need to immediately expand production capacity by scaling our existing model. **The goal is to increase sales to $10 million per year within the next 12 months.** Our long-term ambition is to disrupt the estimated $900 billion per year combined market for Class B RVs, minivans, SUVs and pickup trucks.

Sources: GoodCarBadCar. Market Size Projection based on GoodCarBadCar 2017 USA units sold times the average CV1 sale price of $86,000.

ModVans Needs You!

2017 USA Sales (units sold)



Sources: goodcarbadcar, RVIA

The ModVans vision is to win the hearts of adventurers and soccer moms alike. We want people to choose our multi-purpose camper van as their next minivan, pickup truck, SUV, or RV. We want them to be inspired to explore the great outdoors and get to work in comfort and safety. **To achieve this vision we must be able to meet customer demand.**

With current estimated delivery dates more than a year out, the biggest obstacle to revenue growth is limited production capacity. Our immediate need is to move into a bigger space and hire and outfit six more full-time assembly techs. **This investment campaign will help us meet our short term goal of growing from $2.4 million in sales per year to $10 million per year.**

Beyond the $10 million per year plan, **we envision capturing 1% or $9 billion per year of the overall family and work vehicle market.**

Market Size

With safe, comfortable seating for 5+ and removable RV components, the ModVans CV1 is a **full-featured camper van, family van and work van all in one.**

We believe the US market value for minivans, pickup trucks, SUVs and RVs is over **$900 billion/year.**

Source: Market Size Projection based on GoodCarBadCar 2017 USA units sold times the average CV1 sale price of $86,000.

The Offering

Investment

$5.95/Class B Non-Voting Common Stock│When you invest you are betting the company's future value will exceed $13.5M.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Why Invest in ModVans?

With $2.4 million in revenue, no sales costs and positive cash flow, you may be wondering why ModVans needs investors. We get this question a lot!

The answer is a matter of math and timing.

We are positively inspired by the story of Grand Design RV. **In 2016, after only four years in business, Grand Design was acquired by Winnebago for approximately $500 million.** To achieve this valuation, Grand Design was building 6,000 RVs per year. That's a lot of RVs!





We think ModVans has the potential to be much, much bigger! Assuming ModVans could invest 20% of every sale into production capacity at our current pace, we would save $500,000 over the course of a year. Growing just from those profits, it would take years to reach 6,000 RVs per year. That's not nearly fast enough to achieve the explosive growth of which we believe ModVans is capable.

Apart from matters of math and timing, ModVans wants to channel the "power of the crowd."

Our customers, friends and fans have seen our success and our sensational vans, and many have told us they want to invest! A regulation crowdfunding campaign is the simplest, quickest way for us to offer equity to both accredited and non-accredited investors. Another unique benefit of crowdfunding is that every investor becomes a brand ambassador. **We know our investors will want to share the ModVans story far and wide.**

Why Now?

We believe that over the last decade, changing consumer tastes and financial conditions have forced rapid and drastic changes in the auto industry. Consumers are no longer satisfied with a basic car that gets them from point A to point B: The best selling vehicle in the US is the aluminum bodied Ford F150 pickup truck, every manufacturer has a deep lineup of crossover SUVs, and some auto manufactures now say that traditional cars are no longer worth building.

Auto manufacturers that have invested in R&D to keep pace with this paradigm shift are reaping the rewards in a market for vans, trucks and SUVs that continues to grow.



The RV market has experienced even more growth than the automobile industry over the past decade. We believe this growth has shielded RV manufacturers, who continue to double down on the "bigger with more amenities" strategy.



But change is coming as demographics of mainstream RV buyers shift from baby boomers to millenials. The beginning of this shift is evidenced by the fact that smaller, Class-B RVs are now the fastest growing motorhome market segment.

We believe that people want an adventure vehicle that isn't limited to their old conceptions of an RV as a bulky house on wheels. They want something with more potential. Today's buyers are searching for new experiences. They want performance, practicality, and the ability to indulge their passions for adventure.

They want ModVans.

ModVans is on the cutting edge of vehicle design, and our modular CV1 camper van is just the start. **With your help, we can disrupt the auto and RV industries.**

What is ModVans?

ModVans is a new RV manufacturer with a line of modular camper vans and RVs built for family, work and play. Our CV1 is a crossover utility vehicle that blends the versatility of a van with the durability of a truck and the comfort of a passenger vehicle. Our CV1 boasts these unique elements:







- Full-featured camper van
- Strong, lightweight, modular components make for true multi-purpose vehicles
- Modern and sleek designs deviate from typical RV decor
- Easy-to-drive Ford Transit chassis with industry leading power and fuel economy
- Safe and comfortable seating for up to seven passengers
- Commitment to top quality and safety standards
- Online customization and reservation system
- Affordable for families - available RV financing

We believe that other RVs on the market today neglect the wants and needs of today's buyers as well as recent advances in materials and manufacturing processes. ModVans brings an innovative strategy to this industry - a distinctive multi-purpose vehicle that replaces the need to own separate vehicles for work, life and play.

Investing in ModVans now is your best opportunity to invest in a revolutionary vision for the future of transportation.

What Does ModVans Offer?





Our premier RV, the model CV1, is the first in a planned line of many vehicles. It is a full-featured camper van, passenger vehicle and work truck all in one. It features removable, modular components that allow owners to adjust the layout to their activities. Critically, the CV1 is based on the low-roof, medium-length Ford Transit chassis, making it affordable, easy to drive, easy to park, and serviceable by any Ford dealer.

The base model CV1 includes all these standard features:

- Pop-up top
- Safe, comfortable, leather covered seating for up to seven
- Two comfortable large removable beds
- Touchscreen stereo / GPS
- Strong, lightweight, removable storage cabinets
- High-efficiency refrigerator
- Rooftop A/C
- Furnace





- Furnace
- Propane system
- 2000-watt inverter
- Two-burner stove
- Sink
- Water systems
- LED lighting
- Powerful, fuel efficient V6
- Heavy-duty towing package

These are some popular CV1 options:

- Powerful, twin turbo EcoBoost engine
- 4-wheel drive
- All-around windows
- 300-watt solar charging system
- 4G LTE cell booster
- Outdoor shower
- Third-row seats

A complete list of options and customizations and detailed descriptions of design features is available on the ModVans website.

The ModVans Customer Experience

When they found us, most of our customers had been actively searching for a vehicle like the CV1 for months or even years. Here are some typical quotes gathered from our customers:

Q: How long did you search for a camper van before selecting ModVans?

A: *We have been researching online for about three years and waiting for smaller camper vans to be released on the market.*

Q: How long did you search for a camper van before selecting ModVans?

A: *1.5 - 2 years*

Q: How long did you search for a camper van before selecting ModVans?

A: *We have admired from afar for years, but then began searching earnestly for a van or builder at the beginning of August [6 months].*

We first connected with buyers through $5 ads on Craigslist, and after only a month, demand was so overwhelming that we stopped all paid advertising. For the last 12 months, **all sales have come from unpaid organic growth** via Google searches, customer referrals and mentions online and in the press.



The ModVans website provides detailed information, photos and videos about the CV1. In addition, potential customers often call or email with questions or schedule in-person demos.



Once a customer has decided the ModVans CV1 is right for them, they use the ModVans website to select options, make customizations and place a reservation. Based on the options selected and our current production schedule, our reservation system automatically collects a refundable $1,000 - $4,000 reservation payment and provides an estimated delivery date.

When a new reservation arrives, the ModVans sales team springs into action. We contact the customer via email or phone to confirm their selections and make any last-minute changes. A sales order is generated and electronically signed. The sales order contains all customer selections and converts the customer's reservation payment into a non-refundable deposit.



With the sales order and deposit secured, ModVans orders the customer's Transit chassis from Ford. A custom-ordered Ford Transit chassis takes about 12 weeks to arrive at our factory from the Ford assembly plant. When the Transit arrives at ModVans, our production team begins the conversion.

The conversion uses over 300 parts, including off-the-shelf parts, which are ordered from various manufacturers and distributors, and custom parts, such as the pop-up top and cabinets, which are manufactured in-house by ModVans. **The conversion process for a CV1 takes a team of two techs about three weeks and requires about 750 square feet of floor space.**

While the customer's CV1 is being assembled, our sales team works with the customer to finalize payment or financing and travel arrangements. Most customers come to the ModVans factory to take delivery of their CV1 so they can meet us in person, receive hands-on training, and start their new adventure from beautiful Ventura, California.

Why Customers Choose ModVans



Competition







Sources: Prices estimated from www.modvans.com, www.airstream.com, www.sportsmobile.com and www.coloradocampervan.com. Scales and values for versatility, design, price and modern manufacturing are based on the opinions of ModVans.

ModVans stands out from the competition in 4 areas:

Versatility, Design, Price, and Modern Manufacturing:

   

Versatility: With safe, comfortable seating for up to seven and removable RV components, the ModVans CV1 is the only available modular, full-featured RV/camper van, family van and work van all in one. Our pop-up top roof adds space without the loss of driveability, maneuverability and parkability. Every CV1 comes standard with a long list of RV features including five-passenger seating and two large, comfortable and removeable beds.
Source: ModVans 2018 Survey of US RV Manufacturers

Design: We believe that traditional RV manufacturers are in a rut, using 70s-era design elements like particle board and laminated countertops. The ModVans CV1 uses strong, durable and lightweight materials, such as aluminum and composite panels. We combine these materials with clean, modern design principles made popular by brands such as Apple.

Price: With an MSRP of $85,000, the CV1 is priced well below the competition. Traditional Class-B RVs, such as those from Airstream and Pleasure-Way, cost well over $100,000. Direct competitors, such as Sportsmobile and Colorado Camper Vans, charge more for fewer features, have, in our opinion, outdated designs, and don't offer a complete RV financing solution. ModVans created and maintains our price advantage by using mass and automated manufacturing, low overhead and a relentless

Modern Manufacturing: While we believe our competitors are stuck with old designs that require lots of error prone and expensive manual labor, ModVans built a set of "modules" that can be mass produced. Every custom ModVans part starts with a 3D CAD model. Computer Automated Manufacturing (CAM) with automated routers, molded parts, and computer designed templates ensure consistent quality at lower prices. ModVans plans to expand its use of automation with materials handling and industrial pursuit of best-in-class parts and materials at the best prices.

robots for cutting, drilling and welding.

Sources: Prices and equipment lists estimated from www.modvans.com, www.airstream.com, www.sportsmobile.com and www.coloradocampervan.com. RV Financing policies based on ModVans 2018 Survey of Competitors.

In addition to being less expensive and easier to purchase than other RVs, ModVans CV1 owners save even more money over time. First and foremost, there is no need to own a totally separate and expensive vehicle for camping.

Traditional RVs guzzle gas, are expensive to maintain, expensive to store, and expensive and time consuming to service. Campsite spaces for large RVs are more expensive and much more limited in availability (the CV1 can fit in almost any campsite parking space).

As a daily driver, the ModVans CV1 requires no special storage, fits in standard parking spaces, and gets good gas mileage. Ongoing maintenance is easy, too, as the Transit chassis can be serviced at any Ford dealership.

Sources: Prices and equipment lists estimated from www.modvans.com, www.airstream.com, www.sportsmobile.com and www.coloradocampervan.com. Ease of purchase ability based on ModVans 2018 Survey of Competitors web based pricing and reservation capabilities. The ability to use the CV1 as a daily driver will depend on each customer's individual circumstances.

Our Customer Locations



AR	Little Rock	CT	Darien
CA	Altadena	FL	Melbourne
CA	Ventura	MA	Worcester
CA	Ventura	MD	Damascus
CA	Jacumba	MN	St. Cloud
CA	Pacific Palisades	NE	Omaha
CA	Laguna	UT	Farmington
CA	Grass Valley	OH	Chardon
CA	Newbury Park	OR	Portland
CA	Petaluma	SC	Columbia
CA	San Francisco	VA	Alexandria
CA	San Francisco	VA	Norfolk
CA	Torrance	WA	Bellingham
CA	Santa Ana	WA	Camus
CA	Santee	WA	Sequim
CO	Denver	WY	Jackson

What Our Customers Are Saying

"P.J. is world-class at doing what he's doing, as he has amply demonstrated in diverse fields (I do my homework)."

- DB

"J---- and I had every faith in the van project then, and have every faith in it now! We both surmised that PJ was a visionary who wanted to "get it right," and would not compromise his standards in the process, which would ultimately mean that the van we would eventually drive away would be both his, and our, dream van!!!"

- EG

"The completed Van looked fantastic, really impressed with the quality of the final product. I sure the whoever flew in to pick it up was stoked!"

- NG

The ModVans Story

A few years ago, our founders, Laurie and PJ, had a rare opportunity to take a month-long trip. They wanted to check out #vanlife, so they bought a used RV and took a road trip. They (and their dogs) loved the the trip, but the RV was a beast to drive and guzzled gas like it was the 60s. They had to pay to park it in a storage facility when it wasn't in use, and it seemed silly and excessive to take it out for short solo trips.



They found that they wanted a modern, reliable and modular vehicle they could use for camping AND as a daily driver. They searched long and hard, but they couldn't find what they wanted at any price. So, after a lot of research, they bought a Transit van and got to work building the camper van of their dreams.

At first, friends and family were skeptical, but as the project got nearer to completion and the vision became concrete, excitement started to build. They realized they had something amazing to offer the world - a vehicle that can do it all.

Knowing that PJ and Laurie were serial enterpneuers, friends suggested that they start a business selling camper vans. Well versed in lean startups, they determined that the MVP was a website and preorders for five CV1s. They assembled a collection of photos of their van and launched ModVans to the world.

The rest is history!



In the last 11 months, ModVans has sold over $2.4 million worth of vans with $30 in Craigslist ads! ModVans is certified by the RVIA and listed in JD Powers' NADA Guides. In addition to the prestige and assurance these designations confer, our customers are able to obtain



legitimate RV financing and extended service contracts.

Each iteration of our build process leads to improvements. Each delivery brings another happy customer and another success for us. When we build vans, our thought process is, "What would we want in a van?" **It is our goal to build great adventure vans that meet strict quality and safety standards.**

One of the major motivations for pre-selling five CV1s was to ensure the ModVans goal of being a great place to work. All full-time ModVans employees earn above living wages with full benefits such as health insurance, paid vacation, and **the opportunity to participate in our stock incentive plan. Every ModVans employee is an investor just like you!**

Invest in ModVans

It isn't often that a lean startup with existing customers and a record of successful sales comes through a crowdfunding platform, but that's what ModVans is: a legitimate company on that has had explosive growth.

This is your opportunity to invest at the ground level and be a part of ModVans history. **Come join us!**





CV1 Prototype Completed	$500k in reservations	$2.4 Million in Sales	Producing 4 Units/Month (ANTICIPATED)	Producing 10 Units/Month (ANTICIPATED)
May 2017	**October 2017**	**September 2018**	December 2018	September 20
September 2017	**June 2018**	**October 2018**	March 2019	
Launched	First Customer	Producing 2	Producing 5	

Website and Initial Marketing	Delivery	Units/Month	Units/Month (ANTICIPATED)

In the Press

   

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Meet Our Team



Peter J. Tezza II

Co-Founder

20+ years experience in start-up and early stage technology companies, multiple successful exits





Laura L. Tezza

Co-Founder

MBA, 20+ years experience in start-ups





Abe Kleinfeld

Adviser

CEO at GridGain Systems





JT Aupetit

Adviser

MS Aerospace Engineering





Randy Fuchs

Adviser

PE Mechanical Engineering



Jonathan Braswell

Adviser

Principal Software Engineer



Offering Summary

Maximum 179,831* shares of Class B Non-Voting Common Stock ($1,069,994.45)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,680 shares of Class B Non-Voting Common Stock ($9,996)

Company	ModVans
Corporate Address	1673 Donlon St, Suite 202, Ventura, CA 93003
Description of Business	ModVans is an adventure van that doubles as a daily driver.
Type of Security Offered	Class B Non-Voting Common Stock
Purchase Price of Security Offered	$5.95
Minimum Investment Amount (per investor)	$101.15

The 10% Bonus for StartEngine Shareholders

Modvans will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $5.95 / share, you will receive 10 Class B Non-Voting Common Stock bonus share, meaning you'll own 110 shares for $595.00.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings



SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I'm Laurie Tezza, Director of Operations and co-founder of ModVans.

And I'm PJ Tezza, co-founder and CEO of ModVans.

Laurie: ModVans is the only company building modular camper van that function as an RV, a family van, and a work truck all in one.

- Since our launch last year, we have over 2 and a half million dollars in sales with virtually no money spent on advertising.

PJ: ModVans is RVIA certified and listed in JD Power's NADA guides.

- This gives our customers access to RV financing and extended warranties.

- We started customer deliveries in June and became cash flow positive in July.

PJ: We love the outdoors, but camping is complicated. Packing gear takes forever, the gear takes up a lot of space, and keeping food fresh is a pain.

Laurie: I hate sleeping on the ground and getting out of the tent in the middle of the night.

- Plus, we like to take our dogs and we never felt comfortable leaving them in the tent or car, so got an RV.

- It had all the comforts of home, but it was hard to drive, a gas guzzler, and we had to pay to store it.

PJ: Solo trips in the RV were overkill.

- We wanted something smaller and nimbler. We couldn't find it, so we decided to build it.

- Our friends saw it and were impressed and said, "you should start a business selling camper vans." Our lean startup MVP was a website and preorders for 5 CV1s. After 60 days we had presold 10 CV1s with just a few dollars spent in Craigslist ads,.

PJ: We have 4 full time employees, great advisers and paying customers that are willing to

recommend us to friends and family.

- We're looking for investors to help us scale our existing production model to reach 10 million dollars in sales within the next 12 months.

Laurie: ModVans is on the verge of explosive growth.

- [Class B RVs are the fastest growing segment of the RV market](#).

- Our sales are currently limited only by production capacity.

- We have friends, family, and customers who want to invest, but to maximize momentum we need the power of the crowd.

Laurie: We want to build our modern, modular camper vans for everyone who wants one!

- Invest now and invest big - help us make that happen!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Control Number : 12013646

STATE OF GEORGIA

Secretary of State

Corporations Division
313 West Tower
2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF RESTATED ARTICLES

I, **Brian P. Kemp**, the Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

WEBTEZ, INC.
a Domestic Profit Corporation

has amended and filed duly restated articles on 10/30/2018 in the Office of the Secretary of State and has paid the required fees as provided by Title 14 of the Official Code of Georgia Annotated. Attached hereto is a true and correct copy of said restated articles.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on **11/01/2018**.

Brian P. Kemp
Secretary of State

Amended and Restated Articles of Incorporation for Georgia Profit Corporation

These Amended and Restated Articles of Incorporation supersede the existing Articles and all previous amendments and restatements.

Article 1: Name
The name of the corporation is WebTez, Inc.

Article 2: Address
The principal mailing address of the corporation is:

> 1275 Shiloh Rd, Ste 2130
> Kennesaw, GA 30144

Article 3: Purpose
The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under Georgia saw.

Article 4: Authorized Stock
The total number shares of stock which the corporation shall have authority issue is 2,500,000. The corporation is authorized to issue two classes of shares with par value of $.0001 per share as follows: 1,600,000 share of Class A Voting Common Stock and 900,000 shares of Class B Non-Voting Common Stock. Except as otherwise required by law, each outstanding share of Class A Voting Common Stock shall be entitled to one vote on each matter voted on at the shareholders' meetings, and, except as may otherwise be required by applicable law, each share of Class B Non-Voting Common Stock shall have no voting rights. Without limitation and for avoidance of any doubt, shares of Class B Non-Voting Common Stock are not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights, Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

Article 5: Amendment of Bylaws
The Board of Directors of the corporation shall have the power to adopt, amend or repeal Bylaws of the corporation.

Article 6: Vote by Ballot
Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

Article 7: Director Liability

To the fullest extent permitted by law, no director of the corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if Georgia law is hereafter amended to authorize the further elimination of limitation of the liability of a directory, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by Georgia law as so amended.

Article 8: Creditor and Stockholder Compromises

Whenever a compromise or arrangement is proposed between the corporation and its creditors or any class of them and/or between the corporation and its stockholders or any class of them, any court of equitable jurisdiction with the state of Georgia may, on the application in a summary way of the corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the corporation under the provisions of Georgia law or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under Georgia law order a meeting of the creditors or class of creditors and/or of the stockholders or a class of stockholders of the corporation, as the case may be, to be summoned in such a manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors and/or on all the stockholders or class of stockholders of the corporation, as the case may be, and also on the corporation.

Certification

The Second Amended and Restated Articles contain amendments to the Articles of Incorporation requiring shareholder approval. The amendments were adopted by action taken effective September 29, 2018. The amendments were approved by the shareholders as follows:

Designation of Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Total Number of Votes Cast For	Total Number of Votes Cast Against
Common Stock	1,000	1,000	1,000	0

IN WHITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation on the date set forth below:

WebTez, Inc., a Georgia corporation

Date:
October 13, 2018

By: Peter J. Tezza II, President and CEO

WebTez, Inc.

Action by Unanimous Written Consent of the Board of Directors

October 13, 2018

The undersigned, being all of the members of the Board of Directors (the "Board") of WebTez, Inc., a Georgia corporation (the "Corporation"), hereby consent to their appointment as directors, and adopt and approve the following resolutions by unanimous written consent without a meeting.

1. Minute Book

RESOLVED, that the Corporation shall maintain as part of its corporate records a minute book, which shall include, but not be limited to, a record of its certificate of incorporation and amendments thereto, its bylaws and amendments thereto and minutes of all meetings and written consents of the stockholders, the Board and Board committees (the "Minute Book").

2. Amended and Restated Articles of Incorporation

WHEREAS, the original Articles of Incorporation of the Corporation was filed in the office of the Secretary of State of the State of Georgia on February 15, 2012.

NOW, THEREFORE, IT IS RESOLVED, that the Secretary of the Corporation is hereby directed to see that a certified copy of the Amended and Restated Articles of Incorporation for Georgia Profit Corporation, as filed with the Secretary of State of the State of Georgia, bearing the file stamp and certification of the Secretary of State, be inserted in the Minute Book.

3. Bylaws of the Corporation

WHEREAS, the original Bylaws of the Corporation was adopted October 1, 2017.

RESOLVED, that the Bylaws presented to the Board in the form attached hereto as Exhibit A (the "Bylaws") are adopted, confirmed and approved as the bylaws of the Corporation.

RESOLVED FURTHER, that the Secretary of the Corporation is authorized to execute a certificate of adoption of such Bylaws and to see that a true copy of the Bylaws, as so certified, is inserted into the Minute Book and that a copy is also kept at the Corporation's principal office for the transaction of business.

4. Location of Principal Executive Office

RESOLVED, that the initial location of the Corporation's principal executive office for the transaction of business shall be 1673 Donlon Street, Suite 202, Ventura, CA 93003.

5. Agent for Service of Process

RESOLVED, that the agent for service of process in the State of California shall be Peter J. Tezza II.

6. Election of Directors and Officers

RESOLVED, that each of the following: Peter J. Tezza II and Laura L. Tezza, is hereby elected a member of the Corporation's Board of Directors (the "Board") to serve, commencing upon effectiveness of this Action by Unanimous Written Consent of the Board of Directors, until his or her successor is duly elected or until his or her earlier resignation, death or removal from office.

RESOLVED, that the following persons are elected to the offices of the Corporation indicated opposite their respective names below, effective immediately to serve at the discretion of the Board:

Chief Executive Officer	Peter J. Tezza II
President	Peter J. Tezza II
Chief Financial Officer	Laura L. Tezza
Secretary	Laura L. Tezza

RESOLVED FURTHER, that for purposes of giving any reports or executing any documents requiring the signature of the "Treasurer", the Chief Financial Officer is also deemed the "Treasurer" of the Corporation.

7. Execution of Contracts

RESOLVED, that, except to the extent limited by the Board with respect to signing authority on the Corporation's bank accounts, each officer of the Corporation is authorized and empowered from time to time to enter into any contract or execute any instrument in the name, and on behalf, of the Corporation as may be necessary or desirable in order to carry out the ordinary, day-to-day business activities of the Corporation.

8. Qualification to Do Business in Other Jurisdictions

RESOLVED, that each of the officers of the Corporation is authorized to qualify the Corporation to transact business in any state, territory or dependency of the United States or in any foreign country in which such officer deems it necessary or expedient for the Corporation to do so from time to time and, in connection therewith, that each such officer is authorized to take or cause to be taken on behalf of the Corporation such actions as such officer may deem necessary or advisable and to execute and file all requisite or appropriate documents, including, but not limited to, applications, certificates, reports, consents and appointments of agents or attorneys for service of process; and the execution by any such officer of any such document or the doing by any such officer of any act in connection with the foregoing shall conclusively establish such officer's authority therefor from the Corporation and of the approval and ratification by the Corporation of the documents so executed and the action so taken.

9. Uncertificated Stock

RESOLVED, that the shares of the Corporation shall be uncertificated, provided that the Corporation may issue certificated shares for some or all of any or all classes or series of its stock if deemed advisable and in the best interests of the Corporation by the officers.

RESOLVED FURTHER, that the officers are authorized and directed to send a written notice to record owners of shares of uncertificated stock with such changes deemed necessary or advisable by the officers.

This consent may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts shall together constitute and the same document. This action by written consent is effective, and the resolutions herein are adopted, as of the date last signed below.

Date: October 13, 2018

Peter J. Tezza II, Director

Attachments: Exhibit A: Bylaws of the Corporation